

December 10, 2015

Via E-mail
Mr. Ephraim Fields
Echo Lake Capital
888 Seventh Avenue, 17th Floor
New York, NY 10019

> **Re:** **Arotech Corporation**
> **Definitive Additional Solicitating Material on Schedule 14A**
> **Filed December 10, 2015 by Ephraim Fields et al.**
> **File No. 000-23336**

Dear Mr. Fields:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide support for the following assertions:

    - The inherent value of the company's assets significantly exceeds the company's current stock price
    - The Training/Simulation division alone is worth more than the company's entire current enterprise value
    - The Power Systems division could generate increased profitability next year
    - Iron Flow has significant additional value
    - The results to-date of UEC have disappointed

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Peter D. Fetzer, Esq.
        Foley & Lardner LLP